

DUST

🔍 ☰

SEP 30, 2024 • 3 MIN READ

Dust Wefunder Is HERE! us

Dust Moto is launching a crowd-equity campaign! We are giving loyal followers, like you, early access to the campaign. Check out more info inside!

First off, we want to thank you for your continued support. Watching Dust grow into what it is today, backed by such positivity, has been incredibly rewarding.

You're part of our core crew so we wanted to share this opportunity with you, before we launch it to the public.

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Today, we are stoked to announce the next phase of our build-in-public journey - the opportunity to invest in Dust and become a shareholder.

At Dust we think that everyone should have the opportunity to invest in new and upcoming companies, not just professional investors. This is why we are hosting this opportunity on Wefunder, an investment platform that enables anyone to buy stakes in the companies they love, and share in their future success. You'd be joining our angel investors, who are riders like yourselves, all with a common thread in a love of dirt bikes and outdoor recreation.

Dust Wefunder Campaign

In the past year we've been hard at work to get where we are today. Here are some highlights we're excited to share:

- Over 150 riders paying down their bikes monthly (that's over $1M in revenue)
- Built prototypes that have already logged over 100 riding hours and even tackled the TKO hard enduro race
- No ad spend, yet we've racked up over 26k+ followers on Instagram
- Developing swappable batteries, multiple riding modes, and a game-changing drivetrain - all patent-worthy tech
- Established key partnerships for distribution and manufacturing here in the US

Why are we raising?

Now that we have generated serious traction, and proven that there is market demand, we are turning the corner to lock down details for production and beyond. Raising capital is one of the core challenges for this phase of building!

We have previously shared our unique approach to fundraising, and the build-in-public approach that underpins it all - check out our crowdfund theory newsletter <u>HERE</u>.

Looking ahead, this new capital will create value in the business by enabling:

- 3 key hires:
  - Engineering
  - Manufacturing
  - Sales & Customer service
- Finalize design and complete system validation:
  - Implement Alpha phase design improvements
  - Develop the Dust proprietary powertrain, including Battery, motor and gearbox solutions
  - Complete rigorous field and lab testing
- Lock our Go-to market strategy
  - Pre-order sales
  - Dealer agreements for launch
  - Military grant programs

Why should you consider investing in Dust?

Well, the best answers are here on the campaign page!

Dust Wefunder Campaign

But, in case it helps, here are the reasons why existing investors love us:

Market Opportunity

The global dirt bike market is set to blow-up, **growing from $9bn to $18bn** this decade, mainly thanks to electrification. We intend to be a big part of this growth.

Our customers aren't just moto riders – they're action sports enthusiasts from snowboarding, mountain biking, and surfing backgrounds who've found traditional gas

bikes too much of a hassle. Dust is expanding the market.

We're aiming for 11,000 bike sales in the next three years, which would turn us into a $100M company.

Our unfair advantage

With half the global moto market in the US, being the only American OEM gives us a killer edge. Plus, it opens up exclusive access to US government contracts that our competitors can't access.

For the next couple of weeks, you'll have early access to our campaign to secure your interest, including the VIP terms, giving you 25% more shares for your money. At time of writing we only have $170k remaining out of $500k on these terms.

Once Dust's paperwork with the SEC is complete, your reservation of interest will progress to complete the investment on the Wefunder platform.

We hope you'll join us for the ride.

Dust Wefunder Campaign

Feel free to reach out with any questions to <u>newsletter@dustmoto.com</u> OR just respond to this email!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Live Q&A with Dust Founders

1 message

[redacted] Fri, Sep 20, 2024 at 12:14 PM

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DUST

Hey F50 Members,

If you've got questions about or are interested in learning more about the opportunity to invest in Dust through WeFunder, we're hosting a live Q&A on Wed, Sept 25th at 2:30pm PST. If you'd like to join, feel free to RSVP below. We'll be stoked to see you there!

Colin, Jarett, and Neil

RSVP for Q &A

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▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓   Fri, Sep 6, 2024 at 4:40 PM

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Hey F50 Members,

I'm writing to share some exciting news regarding the opportunity to invest in our business
and become a shareholder. As our closest partners on this journey, we want you to be the
first to know while the valuation is still low and the ceiling for growth is incredibly tall. We
are hosting the campaign here on Wefunder, which is a regulated investment platform
giving individuals the chance to invest early into companies they believe in. We believe
this sort of opportunity should be open to all passionate followers (not just venture
capitalists) as a part of our Build-In-Public journey.

Check Out WeFunder



We could never thank you all enough for being a part of our story from the beginning. With your help, we've taken Dust from just an idea to a real brand and product, with momentum only accelerating over time. The funds raised from this campaign will enable 3 key hires across sales &marketing, manufacturing, and engineering; setting us up for production, distribution, and delivery next year.

We'd love to have you sign on and lock interest, provide questions or feedback, and forward on to your other passionate riding friends. Reach out to any of us, any time and we'll get back to you asap. Let's make history, together.

Sincerely,

Colin, Jarett, and Neil

Dust Moto WeFunder

Dust Moto is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy

securities will be accepted. No part of the purchase price will be received until a Form C is filed and only

through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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